February 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	H-Cyte, Inc. (CIK: 0001591165)
Registration Statement No. 333-262553 on Form S-1/A (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), H-Cyte, Inc. hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective at 9.00 a.m. Eastern Time, February 14, 2022, or as soon thereafter as practicable.

H-Cyte, Inc.

By:	/s/ Michael Yurkowsky
Name:	Michael Yurkowsky
Title:	Chief Executive Officer